UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

COST PLUS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

221485105
(CUSIP Number)

with copies to:
Gregory Pryor, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 (212) 819-8247
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.

SCHEDULE 13D

CUSIP No. 221485105

1		NAME OF REPORTING PERSONS Jákup á Dul Jacobsen I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,213(1)
	8	SHARED VOTING POWER 3,298,387 (2)
	9	SOLE DISPOSITIVE POWER 1,213(1)
	10	SHARED DISPOSITIVE POWER 3,298,387 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,299,600 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(2)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.94%(1)(2)(3)
14		TYPE OF REPORTING PERSON IN
(1) 1,213 shares are held by Jákup á Dul Jacobsen as a custodian for a minor child.
(2) Jákup á Dul Jacobsen may be deemed to be the beneficial owner of the shares of common stock of Cost Plus, Inc. reported herein by Lagerinn ehf through his direct ownership of Lagerinn ehf. See Item 3.
(3) The percentage of the shares of common stock indicated in this table is based on the 22,087,113 shares of common stock of Cost Plus, Inc. outstanding as of December 6, 2007, as disclosed in Cost Plus, Inc.’s most recent Form 10-Q filed with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No. 221485105

1		NAME OF REPORTING PERSONS Lagerinn ehf I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, BK (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Iceland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,298,387
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,298,387
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,298,387
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.94%(1)
14		TYPE OF REPORTING PERSON CO
(1) The percentage of the shares of common stock indicated in this table is based on the 22,087,113 shares of common stock of Cost Plus, Inc. outstanding as of December 6, 2007, as disclosed in Cost Plus, Inc.’s most recent Form 10-Q filed with the Securities and Exchange Commission.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”), relates to the common stock, $0.01 par value per share (the “Common Stock”), of Cost Plus, Inc., a Delaware corporation (the “Issuer”). According to the Issuer’s most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on December 10, 2007, the principal executive offices of the Issuer are located at 200 4th Street, Oakland, California 94607.

Item 2.  Identity and Background

(a) This Statement on Schedule 13D is being filed by: (i) Jákup á Dul Jacobsen (“Jacobsen”), a citizen of Denmark who engages in activities and maintains holdings in a number of jurisdictions; and (ii) Lagerinn ehf, a Republic of Iceland corporation (“Lagerinn”). Jacobsen and Lagerinn are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b) The business address of Jacobsen is c/o Lagerinn at Sundaborg 7, 104 Reykjavik, Republic of Iceland.

The address of the principal office and principal business of Lagerinn is Sundaborg 7, 104 Reykjavik, Republic of Iceland.

(c) Jacobsen is an investor who engages in activities and maintains holdings in a number of jurisdictions and is the Chairman of Lagerinn.

Lagerinn is wholly-owned by Jacobsen. Lagerinn is a holding company through which Jacobsen holds investments.

The attached Schedule A lists the executive officers and directors of Lagerinn and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d) During the past five years, neither Jacobsen nor Lagerinn nor, to the best of Jacobsen’s or Lagerinn’s knowledge, any person named as a Lagerinn executive officer in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Jacobsen nor Lagerinn nor, to the best of Jacobsen’s or Lagerinn’s knowledge, any person named as a Lagerinn executive officer in Schedule A to this Statement, was a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Jacobsen is from the Faroe Islands and is a citizen of Denmark. Lagerinn is a Republic of Iceland corporation.

Item 3. Source and Amount of Funds or Other Consideration

Jacobsen beneficially owns 3,299,600 shares of Common Stock (the “Shares”). Lagerinn directly owns 3,298,387 of the Shares. The 1,213 remaining Shares are held by Jacobsen as custodian for his minor child. The aggregate purchase price of the Shares directly owned by Lagerinn was $41,869,058. The aggregate purchase price of the 1,213 Shares held by Jacobsen as custodian for his minor child was $21,453. Jacobsen may be deemed to beneficially own all the Shares because of his direct ownership of all the shares of Lagerinn.

Lagerinn financed the purchase of 1,095,987 of the Shares with working capital and its remaining 2,202,400 Shares with funds borrowed through a loan from Landsbanki Íslands hf. (“Landsbanki”). Pursuant to a committed revolving credit facility, dated October 1, 2007 between Lagerinn and Landsbanki, Lagerinn may borrow up to USD 78,732,306 at a floating rate based on a spread over LIBOR (the “Loan Agreement”). Jacobsen and Lagerinn have pledged certain assets, including 2,202,400 of the Shares, to Landsbanki to secure Lagerinn’s obligations under the Loan Agreement. The foregoing summary of the Loan Agreement is qualified in its entirety by reference to the Loan Agreement, a copy of which is filed as Exhibit B to this Statement. Jacobsen financed the purchase of the 1,213 remaining Shares with personal funds.

Item 4. Purpose of Transaction

The acquisition of the Shares by the Reporting Persons is for investment purposes. Lagerinn intends to monitor the Issuer’s business, trading performance, operating results, financial position and prospects and may modify its plans in the future. In its capacity as a shareholder, Lagerinn has contacted and held discussions with members of the Issuer’s management and may contact the Issuer’s board of directors or management in the future to discuss strategic and operational issues with respect to the Issuer and other matters of interest to the Reporting Persons. Additionally, the Reporting Persons may contact and have discussions with other shareholders regarding the Issuer. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional securities of the Issuer. Except as otherwise described herein or as expressly stated below, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of December 14, 2007.

Name	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares Beneficially Owned with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned(1)
Reporting Persons	1,213(3)	3,298,387	3,299,600	14.94%
Lagerinn ehf (2)	0	3,298,387	3,298,387	14.93%
Jákup á Dul Jacobsen (2)	1,213(3)	3,298,387	3,299,600	14.94%

(1)
The percentage of the Shares indicated in this table are based on the 22,087,113 Shares outstanding as of December 6, 2007, as disclosed in Cost Plus, Inc.’s most recent Form 10-Q filed with the Securities and Exchange Commission.

(2)	Jacobsen may be deemed to be the beneficial owner of the Shares reported herein as beneficially owned by Lagerinn through his direct ownership of Lagerinn. See Item 3.

(3)	1,213 shares are held by Jákup á Dul Jacobsen as a custodian for a minor child. See Item 3.

Other than as described above, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, beneficially owns any securities of the Issuer.

(c) During the past sixty (60) days Lagerinn purchased a total of 1,095,987 Shares of Common Stock with the first transaction on November 1, 2007 and the last transaction on November 27, 2007, with a high price of $3.30 per share and a low price of $2.89 per share, as more particularly described in Schedule B hereto, which schedule is incorporated herein by reference. The transactions by Lagerinn listed on Schedule B hereto were effected in open market purchases on the New York Stock Exchange by Lagerinn.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Agreements, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Item 3 is hereby incorporated by this reference in this Item 6.

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description

A	Agreement among Jacobsen and Lagerinn, dated December 13, 2007 to file this Statement jointly on behalf of each of them.

B	Committed Revolving Credit Facility, dated October 1, 2007 between Lagerinn and Landsbanki.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 14, 2007
JÁKUP Á DUL JACOBSEN

/s/ Jákup á Dul Jacobsen

LAGERINN EHF

/s/ Sigurdur Berntsson
Name: Sigurdur Berntsson
Title: Chief Financial Officer

SCHEDULE A

Executive Officers and Directors of Lagerinn ehf.

Name	Citizenship	Present Principal Occupation or Employment	Business Address

Lagerinn ehf Executive Officers
Sigurdur Berntsson	Republic of Iceland	Chief Financial Officer of Lagerinn ehf	Sundaborg 7 104 Reykjavik Republic of Iceland
Jákup á Dul Jacobsen	Denmark	Chairman of Lagerinn ehf	Sundaborg 7 104 Reykjavik Republic of Iceland

SCHEDULE B

Transactions in the Shares by the Reporting Persons During the Past Sixty (60) Days

Name	Date of Transaction	Amount of Shares	High Price	Low Price

Lagerinn	11/1/2007	236,000	$3.000	$2.890
Lagerinn	11/2/2007	200,000	$3.220	$3.020
Lagerinn	11/5/2007	37,200	$3.300	$3.175
Lagerinn	11/7/2007	106,354	$3.060	$2.920
Lagerinn	11/8/2007	18,600	$3.100	$2.980
Lagerinn	11/19/2007	193,300	$3.110	$2.910
Lagerinn	11/20/2007	150,044	$3.200	$2.990
Lagerinn	11/21/2007	90,789	$3.010	$2.970
Lagerinn	11/27/2007	63,700	$3.160	$3.020

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Cost Plus, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 13, 2007
JÁKUP Á DUL JACOBSEN

/s/ Jákup á Dul Jacobsen

LAGERINN EHF

/s/ Sigurdur Berntsson
Name: Sigurdur Berntsson
Title: Chief Financial Officer

EXHIBIT B

Summary of Committed Revolving Credit Facility (the “Agreement”), dated October 1, 2007, between Lagerinn ehf (“Lagerinn”) and Landsbanki Íslands hf. Capitalized terms used in this summary and not otherwise defined in this summary shall have the respective meanings set froth in the Statement.

THE FACILITY	Landsbanki agreed to make available to Lagerinn a revolving loan facility in an aggregate amount of US$78,732,306.17 (the “Facility”).
AVAILABILITY
Lagerinn may draw from the Facility in one or more borrowings, subject to the terms of the Agreement. The total amount of such borrowings may not exceed the aggregate amount of the Facility.

Proceeds of borrowings under the Agreement can only be used by Lagerinn to repay loans that were used to facilitate the purchase of specified shares, including 2,202,400 shares of Cost Plus, Inc. (collectively, the “Loan Shares”), as set forth in the Agreement.

REPAYMENT AND PREPAYMENT
The repayment date for all amounts drawn under the Agreement is March 26, 2008 (the “Termination Date”). In the event of a late payment of any principal, interest, or other amounts due under the Agreement, an increased interest rate will be applied from the due date and until repayment of such amount, in accordance with Icelandic law, and in addition, Lagerinn will reimburse Landsbanki for costs incurred by Landsbanki in connection with the late payment.

Lagerinn may prepay any loan prior to the Termination Date without being subject to any penalty or premium, upon a two (2) days’ prior written notice to Landsbanki.

INTEREST	The rate of interest applicable to the Facility is the applicable LIBOR interest plus a 2.50% margin.

Accrued interest on amounts drawn will be payable by Lagerinn on the earlier of the date of repayment of such amounts or the Termination Date.

Lagerinn has the right to elect the applicable interest calculation period from among 1, 2, 3 and 6 months’ periods. Interest will accrue from day to day, and be computed on the basis of a year of 360 days and for the actual number of days elapsed unless for loans in British pounds, for which the calculation basis will be 365 days.

NEGOTIATION OF INTEREST RATE
In the event that prior to the end of an interest calculation period, Landsbanki determines that, due to market conditions, it will not be able to finance a loan having an interest in a rate as set forth in the Agreement, Landsbanki must notify Lagerinn ten (10) days prior to the expiration of the relevant interest calculation period and the parties will negotiate a new interest rate for a period of thirty (30) days from Landsbanki’s notice. In the event that the parties cannot agree on an interest rate within the thirty (30) days’ negotiation period, Landsbanki has the right to demand the repayment of all loans under the Facility upon the expiration of such thirty (30) days’ negotiation period.

In addition, Landsbanki has the right at any time to demand renegotiation of the interest rate. In the event that Landsbanki so demands, the parties will negotiate a new interest rate during a thirty (30) days’ negotiation period. In the event that the parties agree on a new interest rate, such rate will apply to future loans drawn under the Agreement. In the event that the parties cannot agree on a new interest rate during such thirty (30) days’ negotiation period, Landsbanki may require the repayment of all outstanding amounts under the Facility at the end of such (30) days’ negotiation period.

COVENANTS
Lagerinn agreed to do the following: (i) maintain in full force and effect at all times, insurance policies against such risks and in such amounts as are customarily carried by similar companies in similar businesses; (ii) have its accounts audited by certified accountants; (iii) deliver to Landsbanki its audited annual accounts within four months of the same being prepared; (iv) furnish Landsbanki with a copy from time to time with reasonable promptness of such financial and other information as to itself as Landsbanki may reasonably require; (v) refrain from pledging the Loan Shares; and (vi) notify Landsbanki immediately upon the occurrence of an event of default, as set forth in the Agreement.

SECURITY INTEREST	To guarantee the full payment of the loans under the Agreement, Lagerinn pledged in favor of Landsbanki all of the Loan Shares.
REPRESENTATIONS AND WARRANTIES
The Agreement contains customary representations and warranties by Lagerinn, including representations regarding Lagerinn’s corporate existence, powers and authority to enter into the Agreement, the validity and enforceability of the Agreement and non-contravention of the Agreement with other agreement to which Lagerinn is a party.

EVENTS OF DEFAULT
The following constitute events of default pursuant to the Agreement:
(i) Lagerinn fails to pay any amount payable under the Agreement by the due date;
(ii) Lagerinn breaches any provision of the Agreement including its representations and warranties contained in the Agreement, provided that Lagerinn has not remedied such breach within fifteen (15) days from the date Lagerinn receives notice thereof from Landsbanki;
(iii) Lagerinn breaches other agreements to which it is a party;

(iv) cessation by Lagerinn of its operations or the sale or other disposition of all or a substantial portion of its assets, or a decision by Lagerinn to cease its operations or to sell or otherwise dispose of all or a substantial portion of its assets;

(v) Lagerinn takes any action or any legal proceedings are taken for Lagerinn to be adjudicated or found bankrupt or insolvent;
(vi) a change of ownership with respect to the majority of the shares of Lagerinn without a prior written consent of Landsbanki (in this respect change of ownership includes, but is not limited to mergers, consolidations or split-ups);
(vii) failure by Lagerinn to disclose to Landsbanki any event that has a material adverse effect on the condition, operations, assets, liabilities and prospects of Lagerinn; and
(viii) the members of the board of directors of SMI ehf. grant a security interest on any of the assets held by them.
Upon the occurrence of an event of default, Landsbanki may declare that its obligations under the Agreement are cancelled and that all amounts under the Agreement will be immediately due and payable. Landsbanki, at its option, may determine that such amount will not be immediately due and payable, and that instead, a punitive interest rate will be applied in accordance with Icelandic law, from the date of the occurrence of such event of default, and until repayment of all amounts due under the Agreement.

TERMINATION	The Agreement will terminate on the Termination Date and all of the amounts drawn under the Facility and not yet repaid will be repaid at such time.
GOVERNING LAW	The laws of the Republic of Iceland govern the Agreement.